UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Globalstar, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

378 973 4 08

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378 973 4 08	13G	Page 2 of 7 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth D. Peterson Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,577,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,577,500
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,577,500
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12.		TYPE OF REPORTING PERSON IN

CUSIP No. 378 973 4 08	13G	Page 3 of 7 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Columbia Ventures Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION The State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,577,500
	6.	SHARED VOTING POWER 3,577,500
	7.	SOLE DISPOSITIVE POWER 3,577,500
	8.	SHARED DISPOSITIVE POWER 3,577,500
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,577,500
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12.		TYPE OF REPORTING PERSON CO

CUSIP No. 378 973 4 08	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer.

This amendment to Schedule 13G relates to Globalstar, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices.

The Issuer’s principal executive offices are located at 461 South Milpitas Blvd., Milpitas, California 95035.

Item 2.

(a)	Names of Persons Filing.

This amendment to Schedule 13G is being filed by Kenneth D. Peterson Jr. (“Peterson”) and Columbia Ventures Corporation (“Columbia” and, collectively with Peterson, the “Reporting Persons”). Peterson is the sole shareholder and Chief Executive Officer of Columbia.

(b)	Address of Principal Business Office or, if None, Residence.

The business address of the Reporting Persons is 203 SE Park Plaza Drive, Suite 270, Vancouver, WA 98684.

(c)	Citizenship.

Columbia is a corporation organized and existing under the laws of the State of Washington. Peterson is a United States citizen.

(d)	Title of Class of Securities.

This amendment to Schedule 13G relates to the Issuer’s Common Stock, $0.0001 par value per share (the “Common Stock”).

(e)	CUSIP Number.

The CUSIP Number for the Common Stock is 378 973 4 08

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

CUSIP No. 378 973 4 08	13G	Page 5 of 7 Pages

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act,
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(C)(14) of the Investment Company Act,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable

Item 4.	Ownership.

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is calculated based on there being 82,671,224 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

(a)	Amount Beneficially Owned.

Peterson – 3,577,500

Columbia – 3,577,500

(b)	Percent of Class.

Peterson – 4.3%

Columbia – 4.3%

(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or direct the vote.

Peterson – 0

Columbia – 3,577,500

(ii)	Shared power to vote or direct the vote.

Peterson – 3,577,500

CUSIP No. 378 973 4 08	13G	Page 6 of 7 Pages

Columbia – 3,577,500

(iii)	Sole power to dispose or direct the disposition of.

Peterson – 0

Columbia – 3,577,500

(iv)	Shared power to dispose or direct the disposition of.

Peterson – 3,577,500

Columbia – 3,577,500

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.                ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or control person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are the sole members of the Group.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 378 973 4 08	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008	By:	/s/ Kenneth D. Peterson Jr.
Name: Kenneth D. Peterson Jr.

Columbia Ventures Corporation
	By:	/s/ Kenneth D. Peterson Jr.
Kenneth D. Peterson Jr.
Chief Executive Officer